RUSHALL & McGEEVER

BRUCE J. RUSHALL	A PROFESSIONAL LAW CORPORATION	TELEPHONE: (760) 438-6855
EILEEN L. McGEEVER	6100 INNOVATION WAY	FACSIMILE: (760) 438-3026
LUCI M. MONTGOMERY	CARLSBAD, CALIFORNIA 92009	E-MAIL: rm@rushallmcgeever.com
December 30, 2008
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549
Attn: Ms. Kristina Aberg, Attorney-Advisor
Re:	NetREIT Form 10 Filed May 6, 2008 File No. 001-39049
Ladies and Gentlemen:
This letter is in response to the Staff’s letter of September 26, 2008. The responses below are presented in the same order as the Staff’s comments in that letter. Please note that Registrant is filing a Form 10/A-2 in response to that letter. References in this letter to the “Form 10” refer to that filing.
General.
1. Enclosed with this letter is a Certificate executed by Mr. Kenneth Elsberry, Registrant’s Secretary, making the requested representations on behalf of Registrant.
2. We have filed the subject Amendment No. 2 as a 10-12B submission. EDGAR will not accept a 10-12G submission amendment if a 10-12G submission was not filed. As previously stated, we inadvertently filed the Form 10 as a “10-12B” submission. We have requested the EDGAR Management Division to change the filing to the correct “10-12G” submission. We have been advised by the Staff by telephone that they cannot grant our requested post submission change. We have requested the Staff’s guidance as how to best resolve the error. We await the EDGAR Management Division’s response and will proceed accordingly.
3. Registrant acknowledges the Staff’s comment regarding the requirements for Registrant’s disclosure in its Form 10-QSB filing for the three months ended March 31, 2008 and the correction to future filings will be made.
4. Registrant will be filing a 10-QSB/A-2 which includes revised certifications in compliance with Item 308 of Regulation 8-K.
5. Set forth below is our analysis of (A) Registrant’s previous securities sales, (B) why Registrant’s previous securities offerings should not be integrated, and (C) our analysis of compliance with the 1933 Act should the offerings be integrated.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

A. Prior Offerings of Securities.
1. Issuances Prior to 2005.
For the 6 months prior to January 1, 2005, Registrant issued securities only under its Dividend Reinvestment Plan (“DRIP”). Registrant has sold its common stock to DRIP participants in a continuous private offering which commenced in 2000 (the “DRIP PPO”). Prior to January 1, 2005, sales in the DRIP PPO were made to a total of 69 different participants. We refer to these participants as the “Original Participants”. These Original Participants are comprised mainly of shareholders of CI Holding Company, an original promoter of Registrant and an investor in Registrant’s common stock. They were generally accredited investors and/or were registered representatives and/or registered principals. These Original Participants received common stock of Registrant in 2001 when CI Holding distributed Registrant’s common stock it owned as a dividend to its own common stockholders. Original Participants also include Registrant’s officers and directors and certain of its key employees. Registrant determined that 54 of the Original Participants were accredited investors and 15 were non-accredited investors. We refer to “accredited investor” as being an accredited investor within the meaning of Reg. § 230.501 (a) of Regulation D and we refer to a “non-accredited investor” as a person who is not an accredited investor.
2. Issuances Since January 1, 2005.
Since January 1, 2005, Registrant has issued its securities pursuant to one of four private offerings as follows:
(a) Issuances under Registrant’s 1999 Flexible Incentive Plan (the “1999 FIP”). Registrant issued securities under its 1999 Flexible Incentive Plan (the “1999 FIP”) in a continuing private placement offering (the “1999 FIP PPO”) as follows:
In 2005, Registrant issued Warrants for the purchase of 18,000 shares were issued to Registrant’s five (5) directors, including Mr. Heilbron who is also Registrant’s CEO, and to Mr. Elsberry, its CFO. The Warrants were issued to Registrant’s independent directors as compensation for services and to the other issuees as incentive compensation. Mr. Elsberry is an accredited investor by reason of his income and net worth, and each director is an accredited investor by definition under Rule 501.
Registrant issued no securities under the 1999 FIP PPO in 2006.
On January 1, 2007, Registrant issued a total of 14,237.35 shares of its restricted common stock as follows: 1575 shares to each of its then 5 directors, including Mr. Heilbron, and its CFO, Mr. Elsberry. Registrant issued the remaining 4,787.35 shares in varying amounts to 10 of its employees.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

On January 1, 2008, Registrant issued a total of 27,871 shares of its restricted stock as follows: 3,000 shares to each of its then 5 directors, including Mr. Heilbron, and to its CFO, Mr. Elsberry. Registrant issued the remaining shares in various amounts to 9 of its employees.
The restricted common stock issued under the 1999 FIP is subject to a 3-year to 5-year vesting schedule. Registrant relied on the exemption under Rule 701 and Section 402 of the 1933 Securities Act for its issuances of securities under the 1999 FIP.
(b) Issuances of Common Stock, Series AA Preferred Stock and common stock purchase options under a private placement offering which commenced on February 15, 2005 and terminated in October, 2007 (the “2005 PPO”). In the 2005 PPO, Registrant sold a total of $9,350,000 of its securities to a total of 316 investors, eighteen (18) of whom were non-accredited investors.
(c) Issuances of Common Stock under a private placement offering which commenced immediately upon termination of the 2005 PPO in October 2007 and is continuing (the “2007 PPO”). In the 2007 PPO to date, Registrant has sold a total of $42,528,170 of its securities to a total of 1,411 investors, one (1) whom is a non-accredited investor.
(d) Issuances of Common Stock under Registrant’s DRIP PPO. From January 1, 2005 through October 31, 2008, Registrant issued a total of 231,904 shares of its common stock common under its DRIP PPO to the 69 Original Participants, 15 of whom were non-accredited Investors, and to an additional 353 participants who purchased common stock in the 2005 PPO and the 2007 PPO (“New Participants”). These issuances are summarized in the following table.

			Total No. of	Total	Total	Total No. of
		Total No.	New Non-	No. of	No. of New	Different
	Common	of New	Accredited	Original	Non-Accredited	Non-Accredited
Year	Shares Issued	Participants	New Investors*	Participants	Original Participants	Investors
2005	717	6	None	69	15	15
2006	15,328	129	9	69	15	24
2007	96,949	287	None	69	15	24
2008 (through November 15)	118,910	353	None	69	15	24
Thus, from inception of the DRIP PPO to the present, there have been a total of 422 issuees in the DRIP PPO, 24 of whom are non-accredited investors. We determine this as follows: From inception of the Plan in 2000 to the present, Registrant has sold common stock to a total of 69 Original Participants and 353 New Participants who purchased common stock in the 2005 PPO and/or the 2007 PPO. Of the Original Participants, 47 were accredited investors and 15 were non-accredited investors. Of the New Participants, all except 9 were accredited investors.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

B. Argument against Integration of the Offerings.
(i) Integration of the 2005 PPO with the 2007 PPO. Registrant’s argument for not integrating the 2005 PPO and the 2007 PPO is not strong based on the criteria for integrating offerings set forth in Rule 502(a).
•	These offerings involved a similar plan of financing.
•	The same or similar class of equity securities was issued in both offerings.
•	Securities were sold in the two offerings for the same type of consideration, i.e, cash.
•	The financing plan for each offering was for the same general purpose; and
•	There was not a significant delay between the end of the first offering and the start of the second.
(ii) Integration of the DRIP PPO with the 2005 PPO and the 2007 PPO. Registrant believes that the DRIP PPO should not be integrated with the 2005 PPO and/or the 2007 PPO as it is a separate and distinct offering because, among other factors:
•	The DRIP PPO involved a different plan of financing. The securities were sold to existing shareholders.
•	Registrant did not pay commissions in the offering.
•	The purpose of the DRIP PPO is to save administrative costs of paying cash distributions and to provide incremental amounts of cash to offset operating costs. The purpose of the 2005 PPO and the 2007 PPO were to raise substantial amounts of capital to expand Registrant’s capital investments.
•	The plan of distribution, plan of marketing and price for the common shares under the DRIP PPO are different from both the 2005 PPO and the 2007 PPO.
•	The DRIP PPO is not part of a single plan of financing with either the 2005 PPO or the 2007 PPO.
(iii) Integration of the 1999 FIP PPO with one or more of the other three PPOs. Registrant believes that integration of the 1999 FIP PPO with any of the other PPOs is not warranted because:
•	The issuances of warrants and restricted stock under the 1999 FIP PPO are not part of a single plan of financing with either the 2005 PPO or the 2007 PPO;
•	Securities sold in the 1999 FIP PPO either did not include the same class of securities (i.e., warrants versus immediate stock purchase) or included common stock subject to substantial restrictions (i.e., a multiple year vesting period);

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

•	The consideration for the securities sold is substantially different. The other PPOs required cash consideration, while consideration for the restricted stock was service compensation and incentive for services; and
•	The sales of securities in the 1999 FIP PPO was for a different purpose. Sales under the 1999 FIP PPO were for the sole purpose of providing compensation or providing incentive for future services to Registrant’s board of directors, chief executive officer, and chief financial officer. Sales of securities in the other PPOs were generally for the purpose of raising capital to fund Registrant’s investments and/or operations.
Registrant believes that issuances made under the 1999 FIP PPO prior to Registrant’s registration under Section 12 of the 1934 Act were also exempt pursuant to Rule 701.
C. 1933 Act Compliance if Offerings Integrated.
The only securities Registrant issued during the 6 months prior to January 1, 2005 were under the 1999 FIP PPO and the DRIP PPO. From January 1, 2005 to the present, Registrant has continued to issue securities in each of these offerings and under the 2005 PPO and then the 2007 PPO. Thus, these four offerings constitute all of the offerings which are subject to possible integration since January 1, 2005.
•	1999 FIP PPO. For reasons discussed above, the 1999 FIP PPO should not be integrated with the others. Also, sales under the FIP PPO should not be integrated with one of more of the other PPO’s by reason of Rule 502(a) of Regulation D as they constituted sales under an employee benefit plan defined under Rule 405 under the 1933 Securities Act.
•	DRIP PPO. As described above, sales of common stock under the DRIP PPO have been made from its inception to the present to a total of fifteen (15) non-accredited investors, not including the non-accredited investors who purchased securities in the 2005 PPO and/or the 2007 PPO.
•	2005 PPO. There were a total of eighteen (18) non-accredited investors.
•	2007 PPO. There was a total of one (1) non-accredited investor.
Based on the foregoing, Registrant believes that only the DRIP PPO, the 2005 PPO and the 2007 PPO could potentially be integrated. If these 3 offerings are integrated, the combined offering would still have been made to no more than 35 non-accredited investors in total, that is 15 non-accredited purchasers under the DRIP PPO, 18 non-accredited purchasers under the 2005 PPO and one non-accredited purchaser under the 2007 PPO.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

Moreover, the other requirements of Rule 506 would have been met for each sale of securities because:
•	Participants in the DRIP PPO and the 2005 PPO and 2007 PPO received a Private Placement Memorandum meeting the requirements of Rule 501.
•	The private placement memorandums for both the 2005 PPO and the 2007 PPO described and covered issuances of additional common stock under the DRIP.
•	A copy of the DRIP was included as an exhibit to each of the private placement memorandums.
•	Each of these 3 offerings is being made and/or was made in compliance with each of the other requirements of Rule 506 of Regulation D.
6. The Form 10 includes updated information, where appropriate, to a recent practicable date under Risk Factors, Business Risk Factors, Directors and Executive Officers, Description of Registrant’s Securities to be Registered and elsewhere.
Item 1A. Risk Factors.
Our common stock is subordinate to our Preferred Stock in rights to distributions, page 6.
7. The Form 10 now correctly and consistently refers to the liquidation of Series AA Preferred Stock as $25.00 plus accrued dividends.
Terrorist attacks, such as the attacks that occurred in New York . . . ., page 11.
8. The Form 10 includes a discussion specific to risks to Registrant from the war on terrorism and possible future terrorist attacks.
Item 2. Financial Information.
Management’s Discussion and Analysis of Financial Condition . . ., page 17.
9. The last sentence of the preamble of the MD&A at page 17 of the Form 10 is completed.
Overview and Background, page 17.
10. Page 17 of the Form 10 includes an explanation that the increase in Registrant’s capital was due to the sale of Registrant’s stock and that the increase in Registrant’s investment portfolio was due to Registrant’s use of funds provided by the increase in its capital and the increase in notes payable.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

Other Liquidity Needs, page 25.
11. Page 25 of the Form 10 includes an explanation that the cash distributions Registrant paid during the year 2007 did not exceed net cash Registrant realized from operating activities and proceeds Registrant received from the sale of real estate. During the year 2006 and prior periods, Registrant paid cash distributions in excess of cash provided from operations. Registrant did so in anticipation of increased cash from operations when the proceeds from the sale of its stock is fully invested. Registrant funded its cash distributions in excess of cash from operations from other sources, primarily from offering proceeds on hand.
Comments that stated or implied that FFO is a cash flow measure have been deleted from the Form 10.
Non-GAAP Supplemental Financial Measure: Funds From Operations (“FFO”), page 26.
12. Page 26 of the Form 10 now states that Registrant computes FFO in accordance with the NAREIT guidelines and describes those guidelines.
13. Page 26 of the Form 10 now states that FFO is a performance measure and not a measure of cash flow. Also, see response 12 above.
Item 3. Properties, page 29.
14. Page 29 of the Form 10 includes a completed “Occupancy” column in the table.
15. The table at page 29 of the Form 10 includes a column setting forth the acquisition date for each property and an explanatory footnote explaining why data for each of the past five years is not provided for certain properties.
Item 6. Executive Compensation.
Long-Term Incentive Compensation Awards, page 49.
16. Page 52 of the Form 10 under Item 9 includes an explanation that the restricted stock awards in 2007 were granted under the 1999 FIP. These securities were not issued under a separate plan. The plan previously referred to was the “2007 Incentive Award Plan” the board authorized for the issuance of the restricted stock under the 1999 FIP. The 1999 FIP authorizes the board to issue restricted stock under such terms and conditions as it may determine.
A copy of the 1999 FIP was previously filed as Exhibit 10.1 to the Form 10.
17. Page 52 of the Form 10 includes equity compensation plan information table required by Item 201(d) and includes the required information concerning the restricted stock plan in Item 9.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

1999 Flexible Income Plan, page 49.
18. Page 50 of the Form 10 includes the correct reference to the 1999 FIP.
Item 9. Market Price and Dividends on Registrant’s Common Equity..., page 51.
19. Page 52 of the Form 10 includes a table setting forth equity compensation plan information required by Item 201(d). This table and its footnotes disclose the number of shares of restricted stock issued under the 1999 FIP and the number of shares available for grant at December 31, 2007.
Number of Holders of Each Class of Stock, page 49.
20. The last sentence of this paragraph at page 51 of the Form 10 has been deleted.
Financial Statements and Notes.
Note 1. Organization, page 64.
21. As the Staff noted, Registrant sold a 48.601% undivided tenant-in-common interest in its 7-Eleven property during 2007. As a condition to the sale, Registrant and the purchaser entered into an agreement between tenants-in-common (a “TIC Agreement”) which requires the unanimous consent of the parties for certain actions, including the sale, financing or lease of the property. After giving consideration to SOP 78-9 and EITF 04-5, Registrant has concluded that it maintains significant influence, but not control over this property. This Registrant used the proportionate consolidation method to record its interest in this property during 2007. Registrant proposes to change its accounting policy and employ the equity method for this property and other properties it owns in common with others subject to similar agreements.
In 2008, Registrant and the other co-owner contributed this property to NetREIT 01 LP, a California limited partnership, for which NetREIT serves as sole general partner. For 2008, Registrant will use the equity method to record its share in earnings and distributions and changes in the carrying value of this property.
The effects of this change on Registrant’s financial statements are set forth in the schedule included in Response 23.
22. Registrant proposes to amend its Form 10-Q for the three months ended March 31, 2008 to account for its undivided interest in this property in a manner consistent with its proposed restatement of its financial statements discussed in Registrant’s response to Comment 23 and include a description of the gain recognition.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

The proposed revised wording in the restated Form 10-Q for March 31, 2008 is as follows:
On March 17, 2008, the Company sold an interest in the apartment building located in Cheyenne, Wyoming. The purchasers paid $1,058,083, net of transaction costs. For financial reporting purposes the net proceeds received over the percentage sold net book value resulted in a gain on sale of real estate of $605,539 that was included on the statement of operations in the line item gain on sale of real estate. The Company’s interest in the property after the sale is accounted for using the equity method and is included on the balance sheet in the line item investment in real estate ventures.
Note 2. Significant Accounting Policies.
Property Acquisitions, pages 62-63.
23. The nature of the intangibles is entirely attributable to the real estate. The intangible assets will be separately disclosed in the notes to financial statements.
Registrant has recalculated the value of the in-place lease values for each of its properties and incorporated the lease origination costs in those intangible assets. There was no material effect to allocated purchase price on the acquisition costs in the 2006 financial statements. Registrant will include these amounts at cost in its balance sheet as line items under real estate assets.
Due to the significance of the new valuation (and changes Registrant proposes in this Response 23, Response 25 and elsewhere in this letter), Registrant proposes to restate its 2007 financial statements for the year ended December 31, 2007 as well as the two previous filings on Form 10-Q in the current year.
Set forth below is a schedule showing these recalculated amounts for the period ended December 31, 2007.
Remainder of Page Intentionally Left Blank

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

NetREIT
Schedule of Restatement
December 31, 2007
Balance Sheet:

						Dividends
						paid in excess
	Real estate	Less	Investments			of
	assets, at	accumulated	in real estate	Other		accumulated
	cost	depreciation	ventures	assets, net	Total assets	earnings

As reported	$45,910,897	$(902,569)	$—	$455,000	$53,416,378	$(3,179,409)

Reclassify investment in real estate venture	(723,183)	19,596	703,587	—		—

Reclassify leases in place	170,000	(31,479)	—	(138,521)		—

Depreciation and amortization adjustments resulting from reclassification of acquisition costs	—	(304,137)	—	—	(304,137)	(304,137)

As proposed	$45,357,714	$(1,218,589)	$703,587	$316,479	$53,112,241	$(3,483,546)

Statements of Operations:

		Rental	Depreciation
	Rental	operating	and	Other	Net income
	income	costs	amortization	income	(loss)

As reported	$2,863,836	$1,485,490	$648,859	$1,724	$2,613,127

Reclassify investment in real estate venture	(27,330)	(13,823)	(10,924)	2,583	—

Amortize leases in place	—	—	60,237	—	(60,237)

Amortize tenant relationships	—	—	26,341	—	(26,341)

Amortize tenant improvements	—	—	248,598	—	(248,598)

Adjust depreciation	—	—	(31,039)	—	31,039

As proposed	$2,836,506	$1,471,667	$942,072	$4,307	$2,308,990

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RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

Statement of Cash Flows:

				Net cash
		Depreciation		provided by
	Net income	and		operating	Real estate
	(loss)	amortization	Other assets	activities	investments

As reported	$2,613,127	$717,073	$(462,524)	$457,190	$(38,199,822)

Depreciation and Amortization	(304,137)	304,137	—	—	—

Reclassify leases in place	—	—	170,000	170,000	(170,000)

As proposed	$2,308,990	$1,021,210	$(292,524)	$627,190	$(38,369,822)

Remainder of Page Intentionally Left Blank

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

NetREIT
Schedule of Restatement
December 31, 2007
Note 3. Real Estate Assets:

								Less:
								Accumulated
				Intangible	Intangible			Depreciation
		Buildings	Tenant	Leases in	Tenant	Intangible		and	Real Estate
	Land	and Other	Improvements	Place	Relationships	Land Option	Subtotal	Amortization	Assets, net

As reported:	$8,599,505	$36,965,722	$345,670				$45,910,897	$(902,569)	$45,008,328

Reclassify intangible land option	(1,370,000)					1,370,000

Reclassify investment in real estate venture	(288,947)	(434,236)					(723,183)	19,596	(703,587)

Reclassify leases in place (1)		(433,851)		603,851			170,000		170,000

Reclassify tenant relationships		(365,817)			365,817

Reclassify tenant improvements		(1,401,182)	1,401,182

Adjust depreciation								(304,137)	(304,137)

As proposed	$6,940,558	$34,330,636	$1,746,852	$603,851	$365,817	$1,370,000	$45,357,714	$(1,187,110)	$44,170,604

Remainder of Page Intentionally Left Blank

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

Note 3. Allocation of Purchase Price:
In accordance with SFAS 141, the Company allocated the purchase price of the properties acquired during the years ended December 31, 2007 as follows:

		Land			Intangible	Intangible
		Purchase	Buildings	Tenant	Leases in	Tenant
	Land	Option	and Other	Improvements	Place	Relationships	Total

Colorado Springs, Colorado	$3,002,453		$10,500,601	$1,235,329	$394,241	—	$15,132,624

San Bernardino, California	—	1,370,000	6,006,891	118,803	154,985	—	7,650,679

Denver, Colorado	811,022		1,267,469	47,050	54,625	—	2,180,166

Highland, California	727,338		3,948,576	—	—	173,005	4,848,919

Hesperia, California	1,281,140		6,533,175	—	—	192,812	8,007,127
Remainder of Page Intentionally Left Blank

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

24. Financial Information Required by Rule 8-06 of Regulation S-X. Set forth below are Registrant’s arguments for compliance with Rule 8-06.
Properties Acquired in 2007.
During 2007, the Registrant acquired five properties, Regatta Square, Sparky’s Joshua Self-Storage, World Plaza, Garden Gateway Plaza and Sparky’s Palm Self-Storage. Because of the startup nature of Registrant’s business, each of the five exceeded 10% of Registrant’s total assets at the end of 2006, Registrant’s prior fiscal year.
Registrant cannot perform an audit on the historical income statements for the following two properties for the reasons stated.
•	With respect to Regatta Square, the seller had owned the property only since March 2006 and therefore no prior fiscal year financial statements are available to audit.

•	With respect to Sparky’s Joshua Self-Storage, the seller did not have financial records or keep documents that could be audited. Registrant was told that the seller sold the property because she did not have the ability to operate the property and did not understand additional cash was required to operate the business. This property was built in phases from 2003 to 2005.

•	Registrant cannot perform an audit on the historical income statements for Garden Gateway Plaza and Sparky’s Palm Self-Storage, as the respective sellers have not agreed to make available to Registrant their financial books and records.
Registrant believes that the retroactive application of the Rule 8-06 requirements is inequitable and Registrant should not be required to provide historical audited financial statements for its 2007 property acquisition, for the following reasons:
•	None of Registrant’s securities were publicly traded during that time. Registrant’s Private Placement Memorandum used in the sale of its securities stated the risk that Registrant had a limited number of properties and that it would use the offering proceeds to acquire additional properties to be identified in the future. Registrant’s additional acquisitions were disclosed when identified to the investors in supplements to the Private Placement Memorandum and in quarterly and annual reports.

•	Registrant believes that the costs to perform these audits at the time of acquisition were not justified, given Registrant’s then size and resources. Registrant further believes that the costs to obtain audits and prepare proforma financial statements are not justified for the same reasons. Also, the proforma financial information, which would have been over a year old when the restated financial information is filed, would have little benefit to investors.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

•	Registrant was not required to prepare these historical financial statements for acquisitions for the purposes of its Regulation D Private Placements by reason of Rule 230.502(b)(3) of Regulation D.

•	Registrant has tried to contact the seller of each of these properties in order to obtain the books and records necessary to audit the property for the prior fiscal year. Registrant has no contractual right to these records. To date, Registrant has not received agreement from these owners to make financial statements, documents and personnel available for an audit. In some instances, the seller is reluctant to have an audit because of Registrant’s question concerning disclosures at the time of acquisition.
If the Staff determines it to be necessary, Registrant will prepare an audit of the historical income statements for World Plaza. Registrant will perform audits of the historical income statements for Garden Gateway Plaza and Sparky’s Palm Self-Storage if it receives the necessary books and records from the sellers. Thus far, neither seller has agreed to make its books and records available to Registrant.
Properties Acquired in 2008.
During 2008, the Registrant has purchased three properties, Executive Office Park, Waterman Plaza and Pacific Oaks Plaza. Only the first two are significant real estate acquisitions. One of these, Waterman Plaza, is a newly constructed property and does not have any operating history. Thus, Registrant is required to perform an audit on the historical income statements on only one of these properties, Executive Office Park.
Registrant has commenced preparation of historical audited information for the Executive Office Park for the year ended December 31, 2007.
Registrant filed a current report on Form 8-K for each of these three 2008 acquisitions. Registrant has commenced preparation for the audits for the significant properties acquired in 2008 as required by Rule 8-06 of Regulation S-X, and Registrant plans to file a Form 8-K-A when these audits are completed.
Status of Audit Preparation.
The following is a summary of the progress the Registrant has made in meeting the requirements as you have interpreted them, and we would like to discuss this situation with you.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

Balance Sheet
Real Estate Assets
Total Assets

			Percent of
			Total	Percent of
			Assets at	Total Assets
	Date	Cost of	Beginning	at
Property	Acquired	Acquisition	of Year	31-Dec-07	Status of Audit

Garden Gateway Plaza	3/21/2007	15,122,624	90.0%	28.3%	None possible, Seller has no books or records, 1

World Plaza	9/21/2007	7,650,679	45.5%	14.3%	Seller is providing books and records, 2

Regatta Square	10/31/2007	2,180,166	13.0%	4.1%	None possible, no books and records, 3

Sparky’s Palm Self-Storage	11/19/2007	4,848,919	28.8%	9.1%	Seller has not yet provided books and records, 4

Sparky’s Joshua Self-Storage	12/10/2007	8,007,127	47.6%	15.0%	None possible, no books and records, 5

Executive Office Park	7/9/2008	10,031,316	18.78%		Commenced preparation for the audit, 6

Waterman Plaza	8/12/2008	7,382,230	13.82%		None required, 7

Pacific Oaks Plaza	9/3/2008	4,836,185	9.05%		None required, 8

1	Records are unavailable because seller did not retain records.

2	Seller is preparing general ledger for 2006 and attempting to locate and provide supporting documents.

3	Owned building only since March 2006, no records available.

4	Seller is working to provide Registrant’s auditors the needed financial information and statements. Registrant’s acquisition was based on Income Statements for the eight months ended August 2007.

5	Seller has no records, seller sold property due to inability to operate property. Seller’s real estate broker prepared a 12-month Income Statement from bank statements and daily reports but advised Registrant that there were no records and it prepared assumptions.

6	Preparation of the audit is being prepared.

7	Newly constructed property.

8	Not significant. Also, property was seller occupied; no Statement of Operations for previous fiscal year.
Remainder of Page Intentionally Left Blank

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

25. The Registrant still believes that the land lease with an option to purchase the land at a fixed price should be included in Land on the Balance Sheet. The value of the land was computed based on the estimated land value less the option price discounted to present value assuming the land lease payments. The cost of the option to purchase the land will not be amortized since the value of the option will increase in time. However, the Registrant is prepared to include a reclassification of the value of the option to purchase the land of this property as an intangible in its proposed restated financial statements described in Response 23 if you do not agree with our conclusion. Please see the schedule in Response 23 for the effect of this reclassification.
Federal Income Taxes, page 65.
26. Footnote 2 of the Notes to Financial Statements in the Form 10 under Federal Income Taxes heading now states that “During the years ended December 31, 2007 and 2006, all distributions were non-taxable as they were considered return of capital to the shareholders.”
27. The Form 10 includes revised disclosures that are now consistent between the segment disclosures and the Statement of Cash Flows and the Form 10 Q will be restated in connection with Response 23.
Signatures, page 79.
28. Registrant will include a date on each of its future filings.
Form 10-Q for the Six Months Ended June 30, 2008.
Statements of Operations, page 2.
29. The gain on sale of real estate included in discontinued operation in the Form 10 was a sale of 100% interest in an investment property and the Registrant did not continue to manage or have any interest in that property. Therefore, Registrant classified this property as a discontinued operation. The gain on sale of real estate included in the Form 10-Q for the six months ended June 20, 2008 was a sale of a minority interest in the property. Registrant continues to own a majority interest in the property and operates the property thus the gain is part of continuing operations. Registrant did not classify this property as discontinued operations as it believes the provisions of SFAS 144 and EITF 03-13 do not apply.
Statements of Cash Flows, page 4.
30. The $700,000 contribution in real estate to a partnership was the Registrant’s investment in the NetREIT 01 LP. The value of the contribution was the book value of the property on NetREIT’s books at the time of contribution. There was no gain or loss resulting from the contribution.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
December 30, 2008

We await the staff’s comments regarding Registrants proposed restatement of its financial statements and Registrants proposed actions in response to Item 24. After your review of this letter, please contact the undersigned at your convenience.
Very truly yours,
BRUCE J. RUSHALL

BJR/cak
cc:	Kenneth Elsberry
Jack Heilbron

CERTIFICATE OF SECRETARY

OF

NetREIT

The undersigned, the duly appointed Secretary of NetREIT, a California corporation, hereby certifies to the U.S. Securities and Exchange Commission that the Company acknowledges each of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10 the Company filed with the Commission and each amendment filed thereto (each referred to as a “filing”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed at Escondido, California, on December 30, 2008.

/s/ Kenneth W. Elsberry
Kenneth W. Elsberry
Secretary